Exhibit (a)(1)(G)

July 10, 2014

 DELMAR PHARMACEUTICALS, INC.

To the Holders of the Investor Warrants

As you know, DelMar Pharmaceuticals, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company (defined below as the “Investor Warrants”) the opportunity to amend and exercise such Investor Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of DelMar Pharmaceuticals, Inc.” dated as of June 9, 2014 and amended June 26, 2014 and July 10, 2014 (the “Offer to Amend and Exercise”). The warrants subject to the Offer to Amend and Exercise are those held by the investors who participated the Company’s private placement financings closed on January 25, 2013, January 31, 2013, February 8, 2013, February 21, 2013, February 28, 2013, March 1, 2013, and March 6, 2013 (the “Investor Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials comprised of an Offer to Amend and Exercise together with the Election to Participate and Exercise Warrant, forms of Amended Warrants and Notice of Withdrawal, each dated June 9, 2014 and amended June 26, 2014, were previously provided to you. Since the mailing of the amended offering materials the Company has received comments to said amended offering materials from the Securities and Exchange Commission (the “SEC”). In response to the SEC’s comments, we have further amended i) the Offer to Amend and Exercise and ii) the Election to Participate and Exercise Warrant.  We have not further amended the form of Amended Warrant and Notice of Withdrawal.

The changes to the Offer to Amend and Exercise and the Election to Participate and Exercise Warrant, as reflected in the newly enclosed Offer to Amend and Exercise and Election to Participate and Exercise Warrant, are summarized as follows:

•	The Company has revised the Offer to Amend and Exercise to clarify disclosure relating to the Company’s pro forma condensed financial data and

•	The Company has revised the Election to Participate and Exercise Warrant to delete certain representations and warranties and add certain understandings and acknowledgments.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant and receive the number of shares of the Company’s common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Pacific time) on July 28, 2014, as may be extended by the Company in its sole discretion (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Investor Warrant (or an Affidavit of Lost Warrant) for cancellation, and (iv) cash in the amount equal to $0.65 per share multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to Signature Bank as Escrow Agent for DelMar Pharmaceuticals, Inc. or by wire transfer to the Company’s escrow account at Signature Bank as set forth in the Election to Participate and Exercise Warrant. The signed copy of the Election to Participate and Exercise Warrant, the signed copy of the Accredited Investor Questionnaire, and the original copy of the Investor Warrant (or an Affidavit of Lost Warrant) for cancellation, must be properly delivered, before the Expiration Date to: DelMar Pharmaceuticals, Inc., Suite 720 -- 999 West Broadway, Vancouver, British Columbia CANADA V5Z 1K5, Attn: Corporate Secretary, telephone number (604) 629-5989. If you properly tender (and do not validly withdraw) these materials on or prior to 5:00 p.m. Pacific Time on July 28, 2014, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise),  promptly following the Expiration date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 5:00 p.m., Pacific Time on July 28, 2014, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise). However, if we have not accepted your tendered Investor Warrants and other Acceptance and Exercise Documents by July 28, 2014, you may change your mind and submit a Notice of Withdrawal to us after July 28 , 2014. If you properly withdraw in a timely manner, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant, (ii) return the original copy of your Investor Warrant (which will remain unmodified and in full force and effect), or issue you a new Investor Warrant if you submitted an Affidavit of Lost Warrant, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time in reviewing this request.

Very truly yours,

/s/ Jeffrey A. Bacha

DelMar Pharmaceuticals, Inc.
Jeffrey A. Bacha
Chief Executive Officer and President